EXHIBIT 99.9

FTI CONSULTING, INC.

ANTI-CORRUPTION POLICY

Effective as of August 1, 2007

I.	Overview

The United States Foreign Corrupt Practices Act (the “FCPA”) makes it unlawful to bribe non-U.S. government officials (“Government Officials”) by offering them anything of value in an effort to influence any official decision that would either assist companies in obtaining or retaining business, or securing an improper commercial advantage. FTI Consulting, Inc. (“FTI” or the “Company”) has adopted a policy that mandates strict compliance with the FCPA and all other applicable antibribery laws and regulations (the “Policy”).

In addition to the FCPA, laws of other jurisdictions may govern the Company’s relationships with government officials. It is Company policy that these laws, in addition to U.S. law, must be followed. Where specific conduct may be permitted by the FCPA but is prohibited by local law, FTI employees must comply with local law. This policy focuses on U.S. law. Where additional guidance is needed, please contact FTI’s Chief Compliance Officer.

The FCPA and other laws may be implicated by a wide range of activities in addition to direct bribery of Government Officials. For instance, consulting arrangements, gifts to Government Officials, and entertainment of Government Officials have all been found to raise issues under the FCPA. Further, in addition to the antibribery provisions, the FCPA contains accounting provisions that require the Company to keep accurate books and records and to maintain a system of internal accounting controls to ensure that all transactions are properly authorized by management.

The FCPA applies to the Company, its subsidiaries, and affiliated companies, as well as to all officers, directors, employees, and agents of the Company, and any stockholders acting on behalf of the Company. Each officer, director, employee or agent of the Company whose duties may involve any of the areas covered by the FCPA is expected to become familiar with and comply with this Policy and to participate in FCPA training sessions when required.

The Company strictly prohibits engaging in or tolerating bribery or any other form of corruption. If employees have any doubts or questions as to whether their conduct is permissible under governing law, this Policy or the Code, they must contact FTI’s Chief Compliance Officer, and employees outside the European Union may use the 24-hour Hotline, 1-866-294-3576 or www.ethicspoint.com to obtain guidance on these policies.

II.	Summary of the FCPA

A.	Antibribery Provisions

1.	What is Prohibited Conduct?

The FCPA’s antibribery provisions generally make it illegal to bribe Government Officials by offering them anything of value, either directly or indirectly through an intermediary, in a corrupt attempt to obtain or retain business or to secure any improper commercial or financial advantage for the Company.

The FCPA does not require that an attempted bribe succeed in its purpose. A mere offer or promise of a corrupt payment is adequate to establish a violation, even if the Government Official rejects the offer, or fails to bring about the desired outcome.

2.	Who is a “Government Official”?

The FCPA defines the term “government official” broadly, and prohibits the offer or payment of bribes to any of the following:

(a)	Any elected official, officer or employee of a foreign (i.e., other than the United States) government;

(b)	Any officer or employee of a government-owned or government-controlled business enterprise (such as a state- owned bank or utility company);

(c)	Any officer or employee of a public international organization (such as the United Nations, the World Bank or the International Monetary Fund);

(d)	Any person acting in an official capacity for or on behalf of a foreign government, government entity, or public international organization;

(e)	Any official of a foreign political party;

(f)	Any candidate for foreign political office; and

(g)	Any private consultant who also holds a position with, or acts on behalf of, a foreign government or with a public international organization, or with an enterprise owned or controlled by a foreign government.

3.	What is “Anything of Value”?

The FCPA prohibits offering “anything of value” to Government Officials in an effort to induce them to misuse their official authority to the economic benefit of the Company. The term “anything of value” should be read broadly to include gifts, entertainment, favors, services, loans and loan guarantees, the use of property or equipment, job offers, transportation, and the payment of expenses or debts.

Importantly, there is no “small payment” exception for payments made with a corrupt intent. Thus, even minor payments can trigger liability under the FCPA if they are offered with a corrupt purpose.

4.	What are Prohibited “Direct and Indirect Payments”?

The FCPA prohibits corrupt payments whether they are made directly or indirectly—i.e., through a third-party agent or other intermediary. Companies and individuals can therefore face FCPA liability if they make a payment to a third party while knowing that the third party intends to give at least a portion of the payment to a foreign official as a bribe. For purposes of the FCPA, a “knowing” state of mind exists if the employee is either “aware” that the third party is engaging in improper conduct, or has a “firm belief” that improper conduct is “substantially certain to occur.”

The FCPA’s “knowing” requirement can also be met if it is shown that the employee consciously disregarded evidence that a third party was engaging in improper conduct. Company employees, therefore, cannot simply “turn a blind eye” to evidence of misconduct by third parties acting on behalf of the Company.

Company employees are strictly prohibited from making or authorizing payments to a third party if they have reason to suspect the third party is acting as an intermediary for a Government Official. A list of common warning signs for potentially improper conduct by third parties acting on behalf of the Company is set forth below in Section IV, ¶ C.

B.	Accounting Provisions

The FCPA’s accounting provisions require the Company to maintain its books and accounting records so that they accurately reflect all transactions in reasonable detail. These record keeping provisions apply to all payments, not merely those that would be material in the traditional financial sense.

The FCPA prohibits manipulating the Company’s books and records in an effort to mask transactions, either by characterizing them in some oblique way, or by omitting them from the Company’s books entirely. Accordingly, no undisclosed or unrecorded accounts of the Company are to be maintained for any purpose.

The FCPA further requires that the Company implement and maintain a system of internal controls to ensure that all transactions are properly authorized by management.

C.	Penalties Are Severe

The FCPA imposes harsh criminal penalties on both individuals and corporations for violations of its provisions. Individuals who violate the antibribery provisions of the FCPA face fines of up to $100,000,* imprisonment of up to five years, or both. Significantly, any fines imposed on an individual may not be reimbursed by the Company. Corporations found criminally liable for violations of the antibribery provisions may be fined up to $2,000,000.* Civil penalties may also be imposed against individuals and companies for violations of the FCPA’s antibribery provisions.

Individuals who willfully violate the accounting provisions of the FCPA may be fined up to $5,000,000, imprisoned for up to five years, or both. A corporation may be fined up to $25,000,000.*

Companies whose employees are found to have violated the FCPA may be precluded from doing business with the U.S. government.

Violating the FCPA will also result in discipline by the Company up to and including termination of employment as appropriate.

III.	Additional Guidance Regarding Payment Practices

A.	Corrupt Payments to Government Officials Are Strictly Prohibited

Requests by Government Officials for payments or gifts that could violate the FCPA arise in varied settings and can be much more subtle than a direct request for a kickback or bribe. Company employees and representatives must never pay or give things of value to Government Officials for the following purposes:

•	To influence the award of a government contract;

•	To prevent some governmental action, such as the imposition of a large tax or fine;

•	To obtain confidential information about business opportunities, bids or the activities of competitors;

*	Under United States criminal laws, any fine for violations of the FCPA may be increased to twice the gross amount of the pecuniary gain or loss resulting from the improper conduct.

•	To obtain a permit or license, other than to cover appropriate application fees;

•	To influence the rate of taxes that would be levied on the Company’s business;

•	To obtain relief from government controls;

•	To affect the nature of foreign regulations or the application of regulatory provisions; or

•	To otherwise obtain or retain business, influence government actions or decisions, or secure any other improper commercial or financial advantages.

Employees are reminded that they may not use agents or other third party intermediaries to engage in the improper conduct described above.

B.	Facilitating Payments

The FCPA includes an exception for “facilitating payments,” which are payments made to Government Officials to expedite or to secure the performance of a routine governmental action. The FCPA defines the term “routine governmental action” to include only those actions that are ordinarily and commonly performed by a Government Official. Importantly, the action may not involve the exercise of the Government Official’s discretion—the Government Official must be obligated to perform the activity. Some common examples of acceptable facilitating payments include ones made to:

•	Obtain permits, licenses, or other official documents to qualify a company or person to do business in a foreign country;

•	Process governmental papers, such as visas and work orders;

•	Provide police protection, mail pick-up and delivery, or scheduling inspections associated with contract performance or inspections related to transit of goods across country;

•	Provide telephone service, power and water supply, load and unload cargo, or protect perishable products or commodities from deterioration; or

•	Similar actions.

Despite the statutory exception, it is the Company’s policy that facilitating payments are strictly prohibited unless they can be demonstrated to be necessary to protect an individual’s health or safety. The reason for this policy is that, although such payments may be legal under the FCPA, they are almost always illegal under the laws of foreign countries.

If a facilitating payment is made under the health and safety exception, it must be immediately reported to the Company’s Legal Department, and must be accurately recorded in the Company’s records to reflect the amount and purpose of the payment. If possible, contact the Compliance Officer before such payments are made.

C.	Promotional Expenses: Entertainment, Gifts and Travel

FTI’s Anti-Corruption Policy allows benefits to be provided to Government Officials only if the benefits are directly related to the promotion or demonstration of the Company’s products and services, or are necessary for the Company to fulfill its obligations under a contract with a foreign government or state-owned company. Examples of such promotional expenses include participation in or sponsorship of seminars or educational programs.

In general, the Company may authorize the payment or reimbursement of promotional expenses only if such payments are reasonable and bona fide expenses. The payments must also be fully documented, supported by original receipts, properly approved, and submitted in accordance with the following procedures.

1.	Entertainment

It is the Company’s policy that entertainment expenses (including meals) for Government Officials may be incurred without prior approval by the Company’s Legal Department only if all of the following conditions are met:

(a)	The entertainment or meals occur in connection with substantive business meetings, occur in the same general location as such meetings, and are attended by appropriate Company representatives;

(b)	The entertainment or meal expenses are legitimate and commensurate with generally accepted local customs for private business people;

(c)	The entertainment or meals are permitted under applicable U.S. and foreign laws, as well as any rules or regulations of the recipient’s employer; and

(d)	The expenses are properly recorded and approved in accordance with Company policies.

2.	Gifts

It is the Company’s Policy that gifts to Government Officials should be reviewed and approved in advance by the Company’s Legal Department, except under the following circumstances:

(a)	Gifts or items of nominal value bearing the Company’s logo or otherwise generally distributed by the Company to its customers and vendors as a token of goodwill;

(b)	Gifts that are commensurate with legitimate and generally accepted local customs for private business people and which do not exceed a nominal amount per person. If a gift is being given to reciprocate a gift that was received, the gift should be of reasonably equivalent value to the one being reciprocated;

(c)	The gift is permitted under applicable U.S. and foreign laws, as well as any rules or regulations of the recipient’s employer; and

(d)	The expenses involved are properly recorded and approved in accordance with Company policies.

3.	Travel

At times, the Company may be requested to pay the travel and lodging expenses of Government Officials in connection with trips by such officials to meet with Company representatives, or attend seminars sponsored by the Company. Reimbursements by the Company for such expenses on behalf of Government Officials require the prior written approval of the Company’s Legal Department. Reimbursement is generally acceptable where the expenses relate to reasonable and bona fide travel, accommodation and meal expenses in connection with a contract between the Company and the government, or the demonstration of Company capabilities relating to proposed business with the government. Wherever possible, the Company should arrange to reimburse the service provider or the governmental entity directly for the expenses rather than reimburse the individual Government Officials. In no case should reimbursements be made:

(a)	By cash payment directly to a Government Official;

(b)	For expenses relating to family members or other persons accompanying a Government Official;

(c)	For expenses relating to destinations that are not directly related to the Company’s facilities, products, or services; or

(d)	For travel expenses in excess of those that would likely be incurred by Company employees of equivalent status as the Government Officials if such Company employees were to travel to the same destination.

D.	Foreign Political Contributions

In some countries, it may be permissible for U.S.-based companies or non-U.S. entities to make contributions to politicians, political candidates or parties. A “political contribution” includes not only monetary contributions, but also payments for fundraising dinners and similar events. It is the Company’s policy that no Company funds, assets, services or facilities shall be contributed to any politician, candidate for political office, political party, or political action committee in a foreign country without the prior written approval of the Chief Executive Officer.

All of the following criteria must be met when the Company makes a political contribution to a politician, candidate for political office, political party, or political action committee in a foreign country:

(a)	Compliance With Local Law: The Company’s Legal Department must be consulted and provide a written determination that such a payment is legal under the foreign country’s law.

(b)	CEO Approval: The Company Chief Executive Officer must approve any political contribution before any payment is made. The request for approval must be written and include information sufficient to prove the political contribution is bona fide.

(c)	Record Retention: All documents pertaining to the contribution, including documents described in paragraphs (a) and (b), should be forwarded to the Accounting Department and to the Company’s Legal Department for the Company’s FCPA compliance files.

E.	Donations to Non-U.S. Charities

Charitable contributions may be used as a means to conceal a bribe to a Government Official. Even bona fide donations could be construed as a corrupt attempt to influence a Government Official. Accordingly, contributions to charities must never be a condition for—or be made in an effort to influence—any governmental action or decision. The following procedures must be observed before making a significant donation of Company funds to a non-U.S. charitable entity:

(a)	Written Notice to Company’s Legal Department: A written notice describing the charity, the identity of the party requesting the donation, the names of persons contacted at the charity, the amount of the proposed contribution and any supporting documentation should be submitted to the Company’s Legal Department. The Company’s Legal Department must determine that the contribution fully complies with local law before any funds are disbursed.

(b)	Background Check: Due diligence must be performed to ensure that the recipient is a legitimate charitable organization and not an entity controlled for the benefit of a Government Official.

(c)	Record Retention: All documents relating to the donation, including documents described in paragraphs (a) and (b), should be forwarded to the Accounting Department and to the Company’s Legal Department for retention in the Company’s FCPA compliance files.

IV.	DEALING WITH FOREIGN AFFILIATES, AGENTS, CONSULTANTS, OR OTHER REPRESENTATIVES

A.	Introduction

The Policy also prohibits independent third parties acting on behalf of the Company from offering anything of value to Government Officials to influence an action or decision of the government or public international organization. In certain circumstances, the Company and its employees can be held responsible for the improper payments made by these third party representatives.

Agreements with foreign affiliates, agents, consultants or representatives (referred to here collectively as “Agents”) must be in writing and must describe the services to be performed, the fee basis, the amounts to be paid, and other material terms and conditions of the representation. Such agreements must be approved by the Company’s Legal Department. Further, payments must bear a reasonable relationship to the value of the services rendered, must be fully and accurately documented, and must not violate governing anti-corruption laws.

Payments to Agents should never be made in cash, and should be made to the Agent’s bank account in the country where the services are performed or where the Agent’s offices are located. Payment to other locations must be approved beforehand by the Company’s Legal Department.

B.	Due Diligence for Third Party Agents

Company employees responsible for engaging the Agent, with the assistance of the Company’s Legal Department as needed, must conduct a thorough background check to ensure that the proposed Agent possesses both the requisite qualifications and a solid reputation for business integrity. A written due diligence report must be prepared and sent to the Company’s Legal Department. Such reports, along with the underlying documentation, must be retained for 8 years.

C.	“Red Flags” or Other Warning Signs of Corrupt Activity

If Company employees ever have reason to suspect that an Agent is engaging in potentially improper conduct, no further payments should be made until an investigation can be conducted. While not exclusive, the following warnings or “red flags” are signs that an Agent might be engaged in prohibited behavior:

•	Unusual or excessive payment requests, such as requests for over-invoicing, up-front payments, unusual commissions or mid-stream compensation payments;

•	Requests for payments in a different country, to a third party, to a foreign bank account, or in cash or other untraceable funds;

•	Requests for political or charitable contributions;

•	A close relationship between the representative and a Government Official;

•	Any refusal or hesitancy by the Agent to promise in writing to abide by the FCPA and the Code;

•	Charges against the Agent for violation of local or foreign laws, or regulations concerning the award of government contracts;

•	A demand or strong suggestion by a Government Official that a particular Agent should be retained;

•	Reliance by the Agent on government contacts as opposed to knowledgeable staff and investment of time to promote the Company’s interests;

•	The Agent expresses a desire to keep his representation of the Company or the terms of his retention secret; or

•	The Agent is doing business in a country that has a reputation for public corruption.

D.	Contractual Provisions

All agreements with foreign Agents are to contain provisions requiring the Agents to comply fully with the FCPA, other relevant antibribery laws, and to refrain from giving anything of value to Government Officials, politicians, political parties or political candidates in order to obtain or retain business or secure any improper advantage for the Company. The agreement also should contain an obligation on the part of the Agent to certify periodically that it has no knowledge of any such activities.

E.	Certifications

The Company periodically obtains an executed antibribery certification from each of its foreign agents. Examples of such certifications are available from the Company’s Legal Department upon request. Copies of all such documentation and certifications are to be maintained in the foreign agent’s file and with the Company’s Legal Department.